Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

Tel. +1.212.309.6000

Fax: +1.212.309.6001

www.morganlewis.com

Richard F. Morris

Partner

+1.212.309.6650

richard.morris@morganlewis.com

November 20, 2015

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    The Global Currency Gold Trust

          Registration Statement on Form S-1

          Filed August 28, 2015

          File No. 333-206640

Dear Ms. McManus:

This letter is submitted by The Global Currency Gold Trust (the “Registrant”) in response to your letter dated September 25, 2015, relating to the above referenced filing by the Registrant. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 1 to its Form S-1 via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses.

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Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

General

1.	We note that the gold delivery agreement will be a swap under Title VII of the Dodd-Frank Act and have the following comments:

•	We note your response to comment 6 in your letter dated August 28, 2015. Please provide disclosure in the registration statement regarding counterparty concentration based on notional amount – not daily exposure. Disclosure in your filing indicates that the notional amount of the swap will be equal to the value of 100% of the Trust’s assets.

RESPONSE:

While the notional amount of the swap will be equal to the value of 100% of the Trust’s assets, this amount does not reflect the Fund’s contractual exposure to the Gold Delivery Provider as the counterparty to the Gold Delivery Agreement. The Registrant therefore respectfully declines to accept the Staff’s comment.

As noted in the Registrant’s response to comments 5 and 6 in the Registrant’s letter to the SEC Staff dated August 28, 2015, only a small percentage of the Fund’s assets (less than 1%) are expected to move into and out of the Fund on a daily basis pursuant to the Gold Delivery Agreement (i.e., the “swap”). Specifically, the amount of Gold transferred each day between the Fund and the Gold Delivery Provider reflects only the impact of the day-to-day change in the value of the Reference Currencies reflected in the Index against the U.S. dollar. This amount is only a small portion of the Gold held by the Fund. Since only a small percentage of the Fund’s assets are subject to the Gold Delivery Agreement each day only a small percentage of the Fund’s assets are exposed to counterparty risk each day. Basing a discussion of counterparty exposure on the notional amount would therefore overstate counterparty risk and the Fund’s exposure.

Moreover, the Registration Statement notes on page 4 under Fund Objective that “[s]ubstantially all of the Fund’s Gold Bullion holdings are delivered by Authorized Participants in exchange for Fund Shares.” More specifically, disclosure under the same heading with respect to the Gold delivered pursuant to the Gold Delivery Agreement states that “[t]he amount of Gold Bullion transferred approximates the performance of the Fund’s holdings of Gold Bullion as though they had been denominated in the Reference Currencies in the proportions in which the Reference Currencies are reflected in the Index. In general, if there is a currency gain (i.e., the value of the USD against the Reference Currencies increases), the Fund receives Gold Bullion. In general, if there is a currency loss (i.e., the value of the USD against the Reference Currencies decreases), the Fund delivers Gold Bullion. In this manner, the amount of Gold Bullion held by the Fund will be adjusted to reflect the daily change in the value of the Reference Currencies against the USD.” Further, as noted, on page 26 of the Registration Statement, under

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

normal circumstances the Sponsor expects that day-to-day changes in the value of the Reference Currencies would have “no more than a 1 or 2 percent impact on the price of the Fund.” This disclosure demonstrates that the notional amount of the Gold Delivery Agreement (i.e., the “swap”) is only a small percentage of the Fund’s assets and is not equal to the value of 100% of the Fund’s assets.

For the reasons stated above, the Registrant respectfully declines to make the Staff’s suggested changes.

•	Disclosure in your filing also indicates that you intend to have a single counterparty for the swap. Given such counterparty concentration, please include disclosure regarding such counterparty in the registration statement and disclose how such information will be provided on an ongoing basis.

RESPONSE:

As noted above, although the Fund is expected to have exposure to only a single counterparty, this exposure is expected to be limited to a small percentage of the Fund’s assets. With respect to the Staff’s comment that the Registrant “include disclosure regarding such counterparty in the registration statement and disclose how such information will be provided on an ongoing basis” we note that the Registration Statement already includes significant disclosure regarding the Gold Delivery Provider.

For example, the Registrant discloses the fact that the Fund is exposed to the Gold Delivery Provider, that the Fund does not expect to enter into transactions with any entity other than the Gold Delivery Provider and discusses the operation of the Gold Delivery Agreement in detail. As an example, please refer to the risk factor at page 27 entitled “The Fund has entered into an agreement with the Gold Delivery Provider pursuant to which …“in which the Registrant discloses that “to the extent that the Gold Delivery Provider could not honor its obligations under the Gold Delivery Agreement, such as due to bankruptcy or default under the agreement, or if the Gold Delivery Agreement is terminated, the Fund would need to find a new entity to act in the same capacity as the Gold Delivery Provider. If the Fund could not quickly find someone to act in that capacity, the operations of the Fund may be adversely affected... The Sponsor would likely terminate and liquidate the Fund if the Gold Delivery Agreement is terminated and the Sponsor is unable to appoint a successor Gold delivery agent within a reasonable amount of time” and the disclosure at Page 27 that “Upon the resignation of the … Gold Delivery Provider … the Sponsor would likely terminate and liquidate the Fund if a replacement cannot be found within a short period.”

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

The Registrant intends for this disclosure to serve as disclosure on an ongoing basis of the Fund’s exposure to the Gold Delivery Provider and will update this disclosure as needed on a go-forward basis.

•	We note that in order to “track the performance of the index,” there will be payments to the Fund in Gold Bullion under the swap that are intended to measure the daily Gold Bullion returns as if the investor had invested in Gold Bullion in the specific Reference Currencies. Through the Fund’s structure, investors will be provided with exposure to the referenced currencies that they would not necessarily be able to obtain directly. Please provide us with a detailed analysis as to why the offering of the Trust interests would not involve the offer and sale of the swap to investors, including to persons who are not eligible contract participants. In that regard, please also provide us with a detailed analysis as to how these swap transactions would be consistent with the provisions of the Commodity Exchange Act, including the restrictions on swaps transactions with persons who are not eligible contract participants.

RESPONSE:

The Gold Delivery Agreement (the “GDA”) is a bilateral contract between the Trust and the Gold Delivery Provider and may be considered to be a swap contract. Section 6 of the GDA requires the daily calculation of the “Net Currency Gain or Loss” or “Net FX PnL”. This amount is intended to reflect (i) unrealized currency gain or loss based on ounces of gold and (ii) the market cost of resizing the currency hedge as a result of changes in net asset value (“NAV”) of the Fund. If the Net FX PnL is positive, it is converted into a number of gold ounces equal to the Gold Delivery Amount, and the Gold Delivery Provider delivers the Gold Delivery Amount to the Fund. If the Net FX PnL is negative, it is converted into a number of gold ounces equal to the Gold Delivery Amount and the Fund delivers the absolute value of the Gold Delivery Amount to the Gold Delivery Provider. According to Section 6 and Appendix A-1 of the GDA, the Net FX PnL is intended to reflect the gain or loss in dollars on the currency FX position held by the Fund per ounce of gold. This is, arguably, a currency swap which is reset daily and which is settled in cash (although the cash settlement is effected through a conversion into gold and the subsequent delivery of gold). Although the GDA contemplates the physical delivery of gold between the Trust and the Gold Delivery Provider on a daily basis, the Registrant believes it is arguably a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act and CFTC regulations adopted thereunder.

The Trust and the Gold Delivery Provider are the only parties to the GDA. Investors in the Fund (as a series of the Trust) will participate in the economic performance of the GDA through their ownership of interests in the Fund (but do not have any rights to the specific Gold Bullion held by the Fund). In this sense, the Fund is not seeking to offer or

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

sell the GDA or any individual transaction thereunder pursuant to its prospectus (much like a fund that holds stocks or bonds does not seek to sell those securities to investors through its offering of shares). In addition, it is worth noting that only a small percentage of the Fund’s daily returns (typically less than 1%) will result from the GDA.

The Trust is mindful that Section 2(e) of the Commodity Exchange Act makes it unlawful for any person other than an eligible contract participant (“ECP”) to enter into a swap, unless that swap is entered into on a designated contract market. With this provision in mind, to the extent the transactions contemplated by the GDA are a swap, the Trust believes that it is able to enter into the GDA because it qualifies as an ECP within the meaning of Section 1a(18) of the Commodity Exchange Act and CFTC Regulation 1.3m(8).

In particular, Section 1a(18)(A)(iv) provides, in relevant part, that a commodity pool is an ECP if it “has total assets exceeding $5,000,000” and “is formed and operated by a person subject to regulation under [the Commodity Exchange Act] . . . (regardless of whether each investor in the commodity pool . . . is itself an eligible contract participant). . . .” However, sub-paragraph (A)(iv) is qualified with respect to transactions in foreign currency subject to Sections 2(c)(2)(B) and 2(c)(2)(C) of the Commodity Exchange Act, which limits transactions in foreign currency swaps with persons who are not ECPs. In that regard, the sub-paragraph mandates that a person look-through a commodity pool to its investors: [generally] a commodity pool that engages in transactions (including swaps) in foreign currency will not qualify as an ECP if “any participant is not otherwise an [ECP].”

Importantly, CFTC Regulation 1.3(m)(8) provides an exception to this look-through requirement for a commodity pool, regardless of whether each participant in the commodity pool is an ECP, if all of the following conditions are satisfied:

•	The commodity pool is not formed for the purpose of evading regulation under Section 2(c)(2)(B) or Section 2(c)(2)(C) of the Commodity Exchange Act or related CFTC rules, regulations, or orders;

•	The commodity pool has total assets exceeding $10,000,000; and

•	The commodity pool is formed and operated by a registered commodity pool operator or by a commodity pool operator who is exempt from registration as such pursuant to CFTC Regulation 4.13(a)(3).

The Fund will satisfy the exception to the look-through provision and will qualify as an ECP for the following reasons. First, the Fund will be operated by a registered commodity pool operator. Second, the Fund has been formed for the bona fide purpose of offering

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

participants access to its investment program in gold denominated in designated Reference Currencies through an offering of shares registered under the Securities Act of 1933, as amended. The Fund was not formed for the purpose of evading the restrictions on non-ECPs transacting in foreign currency swaps. Finally, the Sponsor will ensure that the Fund will have total assets exceeding $10,000,000 when it seeks to enter into each transaction under the GDA.

2.	We note your disclosure describing the involvement of JP Morgan Chase Bank, N.A., including its role as the Custodian and the Gold Delivery Provider. Please disclose in the forepart of the registration statement the role of JP Morgan with respect to the Index and the Fund, including its role in developing the strategy and methodology underlying the Index, selecting and licensing the Index to Thomson Reuters (Markets) LLC, selling the Fund interests, acting as the Fund counterparty on the currency swap and selecting the sponsor.

RESPONSE: Appropriate disclosure has been added to the forepart of the Registration Statement in the prospectus summary indicating that J. P. Morgan Securities plc, an affiliate of the Custodian and the Gold Delivery Provider, developed the strategy and methodology underlying the Index and has licensed to Thomson Reuters (Markets) LLC the right to use the strategy and methodology in connection with the Index. Disclosure has also been added with respect to the fact that JPMorgan Chase Bank, N.A., in its role as Gold Delivery Provider acts as the counterparty of the Fund with respect to the Gold Delivery Agreement, and that J.P. Morgan Securities plc and its affiliates may act as Authorized Participants of the Fund.

The Registrant also notes that JPMorgan does not have any formal role in the distribution of Fund shares and does not receive any compensation from the Sponsor or the Trust in connection with the sale of Fund shares. As with any product traded in the secondary market, J.P. Morgan Securities plc and its affiliates may transact in Fund shares in the secondary market. The Sponsor organized the Trust and the Sponsor and the Trust intend to enter into contracts with the various JPMorgan entities to fulfill the designated roles.

Prospectus Summary

Trust Structure, page 1

General

3.

Please expand your disclosure under the Index and the Gold Delivery Agreement headings to more fully discuss the expected level of tracking error between the Fund and underlying Index as well as between the Index and the amounts deposited pursuant

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

to the Gold Delivery Provider’s methodology. For instance, briefly discuss whether the implementation of the spot rate and T/N forward points in the Index for each reference currency affects the correlation of the USD to the respective Reference Currency. Please also discuss the impact of embedded costs and other potential expenses, which may be discharged through sales of the Fund’s gold bullion deposits, on the Fund’s ability to meet the Fund’s tracking objectives.

RESPONSE: The requested disclosure has been added to this section of the Registration Statement.

Supplementally, the Registrant notes that, as with all index-based products, the performance of the Fund is expected to deviate slightly from the performance of the Index. This “tracking error” results primarily from the fees paid by the Fund to the Sponsor. The Registrant notes that the embedded costs in the Index are reflected in the Gold Delivery Agreement and the Gold Delivery Amount. Therefore, the Registrant does not expect significant differences between the performance of the Fund and the Index as a result of the methodology used to calculate the Gold Delivery Amount per the Gold Delivery Agreement. In fact, the transfer of Gold Bullion per the Gold Delivery Agreement that is designed to permit the Fund to closely track the performance of the Index.

The use of T/N forward points in the Index and the Gold Delivery Agreement for each Reference Currency follows market convention for settlement of currency contracts and is designed to reflect the fact that neither the Index nor the Fund accepts physical settlement of the Reference Currencies. The adjustment of the spot rate to reflect the T/N forward points is not expected to have a material impact on the Fund, or the correlation of the U.S. dollar to each Reference Currency, as the difference between currency transactions settled on a spot basis and currency transactions settled on a spot basis adjusted for the T/N forward points is expected to be minimal (typically less than 1 basis point).

The Index, page 1

4.	We note the disclosure on page 42, indicating that gold is the primary driver of Index returns and that fluctuations in the reference currencies have historically typically accounted for less than 1% of the daily Index returns. Please revise to specify how the Index is weighted, to clearly convey the extent to which the Index tracks gold and the extent to which it tracks the reference currencies.

RESPONSE: The requested disclosure has been added to this section of the Registration Statement. The Registrant Statement has been revised to indicate that the Index determines its exposure to each Reference Currency based on the Triennial Central Bank

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Survey of foreign exchange turnover (the “FX Liquidity Survey”) as conducted by the Monetary and Economic Department of the Bank of International Settlements (“BIS”). Every three years, the BIS reviews turnover in the foreign exchange markets and publishes its preliminary results in September and final results in December. The BIS last published its FX Liquidity Survey in September 2013. The Index references the summary results of the most recent FX Liquidity Survey to determine which currencies are Reference Currencies and to determine the exposure of the Index to such Reference Currencies. The Index’s exposure to the most liquid Reference Currencies is more significant than its exposure to the less liquid Reference Currencies.

Supplementally, the Registrant notes that, rather than viewing the Index in terms of percentage weightings of gold versus the Reference Currencies, it is more accurate to view the Index as being weighted 100% in gold with an overlay of the Reference Currencies that essentially reflects how gold is performing in terms of the Reference Currencies. Just as gold in terms of USD is not weighted partially in gold and partially in USD, the Index is not weighted partially in gold and partially in the Reference Currencies.

The Custodian, page 3

5.	Please supplement your disclosure in this section to briefly highlight expected insurance provisions, under the terms of the Custodian Agreement, protecting against the risk of loss for the gold deposits.

RESPONSE: The Registrant has supplemented its disclosure in this section to indicate that the Custodian maintains insurance in support of its custodial obligations under the Custodian Agreement to help protect against the risk of loss for gold deposits and to note that such insurance is not a guarantee against such losses.

Fund Objective, page 4

6.	We note your disclosure stating that the Index seeks to track the daily performance of a long position in physical gold and a short position in each of the major, non-U.S. currencies. We also note your disclosure indicating that the Index and the Gold Delivery Amount incur embedded costs. Please revise to describe these embedded costs and to quantify the amount of the embedded costs.

RESPONSE: The Registration Statement has been revised in this section to more clearly disclose that the Index and the Gold Delivery Agreement Amount include embedded costs and to quantify such costs. These embedded costs are designed to reflect transaction costs (e.g., bid/ask spreads) associated with trading gold and the Reference Currencies. The Sponsor expects that, for any delivery of gold, these embedded costs will be less than .01%.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

7.	Please revise to discuss the current apportionment of Reference Currencies, consistent with disclosure elsewhere in the filing, and, to the extent material, describe the potential impact of variances in the respective value of each of the Reference Currencies against the value of the USD. Please also discuss generally how weighting of the Reference Currencies affects your expected objective.

RESPONSE: The Registration Statement has been revised in this section to discuss the current apportionment of the Reference Currencies.

Supplementally, as discussed in the response to Comment 4, the Registrant notes that, rather than viewing the Index in terms of percentage weightings of gold versus the Reference Currencies, it is more accurate to view the Index as being weighted 100% in gold with an overlay of the Reference Currencies that essentially reflects how gold is performing in terms of the Reference Currencies. Just as gold in terms of USD is not weighted partially in gold and partially in USD, the Index is not weighted partially in gold and partially in the Reference Currencies.

With regards to the potential impact of variances in the respective value of each of the Reference Currencies against the value of the USD, changes in the respective value of Reference Currencies more heavily reflected in the Index will have a more significant impact on the amount of Gold Bullion held by the Fund than changes in the relative value of Reference Currencies less heavily reflected in the Index. The Index and Fund are designed to reflect the economic impact of changes in the price of the Reference Currencies on a portfolio of gold, so the weighting of the Reference Currencies, and changes to such weightings, are consistent with the objective of the Index and the Fund.

8.	In the discussion of reduced counterparty risk you indicate that you only take settlement risk on a “relatively small amount” of Gold Bullion. Please clarify the extent to which your expectation is based on historical results while actual results may vary. Please also provide balancing disclosure to the extent there have been periods where the settlement risk has been greater. In this regard, we note the FX contribution displayed in table 3 on page 49, which illustrates a larger approximate FX contribution amount during the Great Recession, Sovereign Debt Crisis, and with respect to the most recent 1-year period.

RESPONSE: The Registrant has revised the disclosure in this section of the Registration Statement to clarify that the statement that the Fund takes settlement risk on a relatively small amount of Gold Bullion is based on historical results and that actual results may vary. In addition, the Registrant has added disclosure to the effect that under normal circumstances Gold Bullion typically is delivered to the Fund by the Gold Delivery

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Provider on a T+2 basis, the standard settlement cycle for Gold, and therefore the Fund’s counterparty risk pursuant to the Gold Delivery Agreement generally is limited to two days of currency movements. Balancing disclosure has been added to clarify that there have been periods where settlement risk is greater because of market conditions.

Risks Related to the Fund

The Gold Delivery Amount on each Business Day..., page 21

9.	Please revise to clarify whether such transactional costs could impact the NAV calculation for the Fund shares.

RESPONSE: This section of the Registration Statement has been revised to indicate that the embedded transaction costs are reflected in the Gold Delivery Amount and therefore impact the number of ounces of Gold held by the Fund (since the Gold Delivery Amount is the number of ounces of Gold moved in or out of the Fund to reflect the impact of changes to the price of the USD and the Reference Currencies). The embedded transaction costs are not reflected in the value of the Gold held by the Fund, which is typically based on the LBMA Gold Price PM.

Description of the Thomson Reuters Global Gold (Ex-USD) Index General, page 42

10.	You state that the Index Rules, not the description in the registration statement, will govern calculation and constitution of the Index. Please file the Index Rules as an exhibit to the registration statement or advise.

RESPONSE: The Index Rules will be filed as Exhibit 99.1 to the Registration Statement prior to the effectiveness of the Registration Statement.

Valuation of Gold in the Index: the Gold Price, page 42

11.	Please expand your disclosure in this section to briefly discuss the mechanics for substituting a different reference source for determining the daily gold price. Please also discuss the process, if any, involved to reconcile any variances between such sources.

RESPONSE: The requested disclosure has been added to this section of the Registration Statement.

As noted in the Registration Statement, the Registrant expects the use of a price other than the LBMA Gold Price PM to value gold in the Index to be an unusual event. Supplementally, the Registrant notes that it is not aware of any instance in the operating history of the SPDR Gold Shares (Ticker: GLD), a gold ETF sponsored by an affiliate of

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

the Sponsor, where a price other than the LBMA Gold Price or the London Fix has been used to value the gold held by the fund since such fund’s inception over 10 years ago. In response to your comment, the Registrant has expanded the disclosure in this section to indicate that if the LBMA Gold Price PM is not available at 3:00 p.m. (London time) but is available on or before 3:30 p.m. (London time) then such price, referred to as the Delayed Gold PM Fix, shall be used. Furthermore, if neither the LMBA Gold Price PM nor the LBMA Delayed Gold PM Fix are available, the Index shall be calculated using the LBMA Gold Price AM. If the LBMA Gold Price AM is not available, or if the Index Provider deems such price to be inaccurate by reference to the market gold spot price as generally observed among market participants, the Index Provider, in its good faith and commercially reasonable discretion, may use such market gold spot price to calculate the Index or may refrain from calculating the Index on such day.

Operation of the Fund

Calculation of the Gold Delivery Amount, page 52

12.	Please revise your disclosure in this section to briefly discuss the alternative rates that may be employed by the Gold Delivery Provider to calculate the gold delivery amount and also explain the approval process, if any, for approving an alternate calculation.

RESPONSE: The requested disclosure has been added to this section of the Registration Statement.

As noted in the Registration Statement, the Registrant expects the use of a price other than the LBMA Gold Price PM to be an unusual event. (See response to Comment 11.) In response to your comment, we have expanded the disclosure in this section to indicate that if the LBMA Gold Price PM is not available at 3:00 pm (London time) but is available after 3:00 pm (London time) and on or before 3:30 pm (London time), the Gold Delivery Agreement provides that such price, referred to as the Delayed Gold PM Fix, shall be used to calculate the Gold Delivery Amount. The disclosure has been further revised to indicate that if the Gold Delivery Provider determines that there is a Gold Price Inaccuracy, then the gold price could be based on the Market Gold Spot Price instead of the LBMA Gold Price. A Gold Price Inaccuracy could occur if there is (i) any perception among market participants generally that the Gold PM Fix is inaccurate by reference to the market gold spot price as generally observed among market participants; (ii) as determined by the Gold Delivery Provider in its good faith and commercially reasonable discretion; or (iii) on a case by case basis. On any day in which the Gold Delivery Provider determines there is a Gold Price Inaccuracy, the Gold Delivery Provider shall notify the Fund of such determination. Promptly after receipt of such notification the Fund shall notify the Gold Delivery Provider whether (i) it accepts the Market Gold Spot Price, in which case such Market Gold Spot Price shall be used to calculate the Net FX PnL for such day or (ii) it does not accept the Market Gold Spot Price, in which case the Gold Delivery Provider shall use the Gold PM Fix to calculate the Net FX PnL for such day.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

Fund Expenses, page 54

13.	We note your response to comment 3. It is unclear where the Sponsor’s obligation to pay the referenced fees is memorialized in exhibit 4.3. Please advise.

RESPONSE: Exhibit 4.1, the Form of Amended and Restated Agreement and Declaration of Trust, has been revised to indicate that the Sponsor shall be entitled to compensation for its services as Sponsor of the Trust as set forth in the Sponsor Agreement. The Sponsor Agreement has been filed as Exhibit 10.7 to the Registration Statement and such agreement, among other things, memorializes the Sponsor’s obligation to pay fees. As such, the Sponsor’s obligation to pay fees is memorialized in Section 4.04 of Exhibit 4.1 and Section 6 of Exhibit 10.7. The exhibit that was previously labeled Exhibit 4.3 is no longer being filed with the Registration Statement as it is no longer necessary given the terms of the Sponsor Agreement that is being filed as Exhibit 10.7.

Determination of NAV, page 66

14.	We note that if no LBMA Gold Price PM is made on a particular evaluation day, or has not been announced by 12:00 pm on a particular evaluation day, the next most recent LBMA Gold Price is used to determine NAV of the Trust, “unless the Sponsor determines that such price is inappropriate to use as the basis for such determination.” Please explain what factors the Sponsor would consider in evaluating the appropriateness of the next most recent LBMA Gold Price. To the extent the Sponsor determines such price is inappropriate, explain the factors the Sponsor will consider in identifying an alternate basis to value the fund shares.

15.	RESPONSE: This section of the Registration Statement has been revised to explain what factors the Sponsor would consider in evaluating the appropriateness of the next most recent LBMA Gold Price and the factors the Sponsor will consider in identifying an alternate basis to value the Fund Shares.

Market Disruption Events and Extraordinary Events, page 72

16.	You define Market Disruption Events and Extraordinary Events to include “unusual market or other events.” Please clarify if these events must be tied to the trading of gold or the reference currencies.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

RESPONSE: We have revised this section of the Registration Statement to indicate that Market Disruption Events and Extraordinary Event are unusual market or other events that are tied to either the trading of gold or the Reference Currencies or otherwise have a significant impact on the trading of gold or the Reference Currencies.

Consequences of a Market Disruption or Extraordinary Event, page 72

16.	We note that the Fund “may not calculate NAV” or may use alternate pricing sources to calculate NAV during the occurrence of a Market Disruption Event or Extraordinary Event. Please further explain the circumstances in which the Fund would not calculate NAV and the resulting impact to investors.

RESPONSE: The Registration Statement has been revised to indicate that the Fund may not calculate the NAV during the occurrence of a Market Disruption or Extraordinary Event, such as a disruption in the trading of Gold or the Reference Currencies, delays or disruptions in the publication of the LBMA Gold Price or the Reference Currency prices, and unusual market or other events tied to the trading of Gold or the Reference Currencies or which have a significant impact on the trading of Gold or the Reference Currencies. If the Fund is unable to calculate its NAV it could impact the liquidity of the Fund which could negatively impact an investor’s ability to sell Shares of the Fund. Moreover, if the Fund suspends the right of Authorized Participants to redeem shares because of its inability to calculate NAV or otherwise, the NYSE Arca may suspend trading in the Shares.

Plan of Distribution, page 83

17.	We note your discussion of the gold amount to be deposited with the Custodian in exchange for the Seed Creation Units. Please revise in this section to briefly clarify, if true, that the price per ounce of the initial gold bullion deposit will be calculated in U.S. Dollars. Please provide conforming disclosure in the prospectus summary.

RESPONSE: This section of the Registration Statement and the prospectus summary have been revised to provide that the price per ounce of the initial gold bullion deposit will be calculated in U.S. Dollars.

***

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

If you should have any questions, please do not hesitate to contact the undersigned at (212) 309-6650.

Very truly yours,

/s/ Richard F. Morris

cc:	Gregory S. Collett, WGC USA Asset Management Company, LLC